Exhibit 99.1

ARC Resources Ltd. Announces Completion of its Conversion to a Dividend Paying Corporation

CALGARY, Jan. 4 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC Resources") announces that ARC Energy Trust (the "Trust") has completed its conversion to a dividend paying corporation from an income trust pursuant to a Plan of Arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) involving, among others, the Trust, ARC Resources Ltd. (the "Corporation") and securityholders of the Trust and the Corporation.

Pursuant to the Arrangement, holders ("Unitholders") of trust units ("Trust Units") of the Trust received one (1) common share ("Common Share") of ARC Resources for each Trust Unit and will receive the cash distribution of $0.10 per Trust Unit declared to be payable on January 17, 2011 to Unitholders of record on December 31, 2010 (the "Final Trust Distribution").

Pursuant to the Arrangement, holders of Series A exchangeable shares and Series B exchangeable shares ("Exchangeable Shares") of the Corporation received 2.89162 Common Shares of ARC Resources for each Exchangeable Share, which exchange ratio represents the exchange ratio for the Exchangeable Shares on December 31, 2010, adjusted to reflect the Final Trust Distribution.

As a result of the Arrangement, ARC Resources has approximately 284,379,730 Common Shares issued and outstanding.

The Common Shares of ARC Resources are expected to begin trading on the Toronto Stock Exchange (the "TSX") under the trading symbol ARX on the day which is two (2) or three (3) business days after the receipt by the TSX of all documentation required by the TSX and it is expected that such documentation will be provided to the TSX today.

Beginning with the January 31, 2011 record date, shareholders of ARC Resources will receive payments in the form of dividends, currently forecast to remain at $0.10 per share per month for the first quarter of 2011.

ARC Resources Ltd. is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $7.8 billion. ARC Resources expects 2011 oil and gas production to average 84,000 to 87,000 barrels of oil equivalent per day from six core areas in western Canada. ARC Resources's Common Shares will trade on the TSX under the symbol ARX.

This news release contains forward-looking statements as to ARC Resources' internal projections, expectations or beliefs relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future capital expenditures and future operating results and various components thereof or the economic performance of ARC Resources. The projections, estimates and beliefs contained in such forward-looking statements are based on management's assumptions relating to the production performance of ARC Resources' oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2011 and subsequent years, the results of exploration and development activities during 2011 and subsequent years, the market price for oil and gas, expectations regarding the availability of capital, estimates as to the size of reserves and resources, and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties inherent in exploration and development activities, geological, technical, drilling and processing problems and other risks and uncertainties, including the business risks discussed in the Trust's management's discussion and analysis and annual information form, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. ARC Resources does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ARC RESOURCES LTD.

John P. Dielwart,

Chief Executive Officer

%CIK: 0001029509

For further information: about ARC Resources Ltd., please visit our website www.arcresources.com, or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB, T2P 0H7

CO: ARC Energy Trust

CNW 05:30e 04-JAN-11